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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66550

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PPHB Securities, LLP

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1885 St. James Place, STE 900
(No. and Street)

Houston	TX	77056
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Schaps	281-367-2454	michael.schaps@legayelaw.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3366
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Michael Schaps, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PPHB Securities, LP, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ADRIANA ROSALES
Notary Public, State of Texas
Comm. Expires 08-19-2023
Notary ID 130333913

Signature: [signature]

Title: Chief Financial Officer

Adriana Rosales

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PPHB SECURITIES, L.P.
2022
AUDITED STATEMENT OF FINANCIAL CONDITION
PUBLIC REPORT

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM   1

FINANCIAL STATEMENTS

     Statement of financial condition   2

     Notes to financial statements   3-5



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
PPHB Securities, L.P.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PPHB Securities, L.P. as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of PPHB Securities, L.P. as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of PPHB Securities, L.P.'s management. Our responsibility is to express an opinion on PPHB Securities, L.P.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to PPHB Securities, L.P. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

We have served as PPHB Securities, L.P. auditor since 2009.

Celeste, Texas
January 31, 2023

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

PPHB SECURITIES, L.P.
Statement of Financial Condition
December 31, 2022

ASSETS

Cash	$	485,400
Prepaid expenses		7,551
TOTAL ASSETS	$	492,951

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Accounts payable and accrued expenses	$	5,277
Income tax payable - state		9,042
TOTAL LIABILITIES		14,319
Partners' Capital		478,632
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	492,951

See notes to financial statements.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

PPHB Securities, L.P., (the Partnership) was organized in April 2004 as a Texas limited partnership. The Partnership is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The general partner of the Partnership is Parks Paton Hoepfl & Brown, LLC, a Texas limited liability company (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

The Partnership is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Partnership limits its business activities exclusively to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules.

The Partnership's CAB activities consist primarily in providing merger and acquisition services, through referrals from a related party, to oilfield service companies located throughout the United States.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>

The Partnership's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition

Revenue from contracts with customers includes fees from merger and acquisition (M&A) services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Partnership's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from M&A services is generally recognized at the point in time that performance under the arrangement is completed, the closing date of the transaction.

Income Taxes

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements. The Partnership is subject to state income taxes.

Note 2 - Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Partnership had net capital of $471,081, which was $466,081 in excess of its net capital requirement of $5,000. The Partnership's net capital ratio was .03 to 1.

Note 3 - Related Party Transactions/Concentrations/Economic Dependency

The Partnership and PPHB, LP (PPHB LP), a related party, are both under the control of the General Partner and the Partnership is economically dependent on its General Partner and PPHB LP. The existence of that control and dependency creates operating results and financial position significantly different than if the Companies were autonomous. Transactions between the Partnership and PPHB LP were not consummated on terms equivalent to arm's length transactions.

Note 3 - Related Party Transactions/Concentrations/Economic Dependency

The Partnership provides merger and acquisition services through referrals from PPHB LP. During 2022, the Partnership earned all of its merger and acquisition services revenue through referrals from PPHB LP.

The limited partners, who are also registered securities representatives, generated substantially all of the Partnership's revenue for the year. In lieu of compensation, the limited partners received distributions totaling $2,800,000 during the year. The Partnership is economically dependent on the limited partners due to the concentration of revenue generated by them.

PPHB LP and the Partnership entered into an office and administrative services agreement effective August 1, 2004, for a one year term, automatically renewable, unless canceled by either Party. The agreement has automatically renewed through July 31, 2023. Under the agreement PPHB LP provides all management and back office services required by the Partnership, including, but not limited to administrative services, office space, office equipment and supplies, payroll, marketing, sales, legal and accounting services. The agreement required the Partnership to pay a proportional allocation services fee of $14,758 per month for the year ending December 31, 2022. Fees under the agreement totaled $177,093 for the year ended December 31, 2022.

Note 4 - Concentration of Credit Risk

At various times during the year the Partnership maintains cash balances at one national bank in excess of federally insured amounts. Cash balances fluctuate on a daily basis. At December 31, 2022, the uninsured balance totaled $235,400.

Note 5 - Contingencies

There are currently no asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Partnership could have an adverse impact on the financial condition, results of operations, or cash flows of the Partnership.

Note 6 - Subsequent Events
Management has evaluated the Partnership's events and transactions that occurred subsequent to December 31, 2022, through January 31, 2023, the date which the financial statements were available to be issued.